FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Freegold Drilling (Fence 5) Continues to Extend Gold Mineralization at Golden Summit

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Step out drilling continues to intersect extensions of numerous high-grade veins and shear zones.

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Individual intercepts include: 35.4 g/t over 3 feet, 9.1 g/t over 9 feet, 21.8 g/t over 6 feet and 15.6 g/t over 3 feet.

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Numerous bulk tonnage zones, with grades comparable to those of the nearby Fort Knox Mine have been identified over widths exceeding 575 feet, with one 175-foot section grading 1.56 g/tonne (88% higher than Fort Knox 2006 average mill feed grade).

June 5, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide Fence 5 assay results from the Phase 2, 20,000-foot drill program currently underway at the Company’s Golden Summit project outside Fairbanks, Alaska. A total of 71 vertical holes were drilled in a line oriented in a generally north-south direction in Fence 5 which is located approximately 385 feet further to the west of Fence 4 (reported on May 24, 2007). Fence 5 covers an area approximately 1,725 feet wide within the 5,000- foot long strike length of known mineralization in the Cleary Hill Mine Area.  Drilling continues to intersect and extend the strike length of both low-grade, large-tonnage gold mineralization, along with high-grade vein intercepts that are exhibiting excellent correlation between the drill fences.

As with the previous fences, holes in Fence 5 employed shallow, close-spaced drilling to better define the large number of mineralized structures in the system.  The holes, spaced 25 feet apart, were drilled to an average depth of approximately 50 feet.   Because of difficult drilling conditions encountered in the mid-part of Fence 4, a gap of 450 feet was left within Fence 5 that will be completed later in the program.  At the southern end of Fence 5, 27 holes covering 650 feet of surface width were drilled (starting from south to north with holes 230 to 233, then continuing with holes 254 to 234 and ending with holes 255 and 256).  In the northern portion, 44 holes covering 1,075 feet of surface width were drilled (starting with hole 256 in the south and ending with hole 300 in the north).  Subsequent drilling within the Fence 5 gap is expected to yield positive results, as assays from structures in the mid-part of Fence 4 that strike in the direction of this gap include a 175 foot zone of holes averaging 0.86 g/t (0.025 opt), including new veins assaying 36.7 g/t (1.07 oz/ton) and 4.4 g/t (0.13 oz/ton) over 3 feet.

Significant higher-grade intervals from Fence 5 (reported from north to south) include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
281	6	21	15	1.67	0.05
279	21	33	12	11.22	0.33
Including	27	30	3	35.38	1.03
Including	30	33	3	7.64	0.22
278	30	54	24	3.80	0.11
Including	42	51	9	9.05	0.26
276	12	15	3	5.68	0.17
273	12	15	3	5.11	0.15
273	42	54	12	12.17	0.35
Including	42	45	3	14.85	0.43
Including	45	48	3	28.88	0.84
271	3	6	3	4.50	0.13
234	0	57	57	1.05	0.03
Including	30	48	18	2.46	0.07
239	6	54	48	0.81	0.02
240	12	45	33	1.03	0.03
243	0	48	48	1.14	0.03
Including	27	48	21	1.70	0.05
244	0	54	54	2.10	0.06
Including	30	51	21	4.39	0.12
Including	36	39	3	15.55	0.45
Including	39	42	3	5.11	0.15
245	3	24	21	1.56	0.05
233	15	48	33	1.09	0.03
including	15	27	12	2.08	0.06
231	0	3	3	6.83	0.20

This shallow drilling program continues to intersect broader zones with lower grade mineralization in between many of the shear zones and veins.  Holes within the Cleary Hill Zone (holes 273 to 284 in the northern part of Fence 5) average 1.08 g/t (0.03 oz/ton) over a 275-foot width.  Included within this zone is a higher-grade section of 1.56 g/tonne (0.05 oz/ton) over a 175-foot width. The Currey Shear Zone (holes 234 to 245 in the southern portion of Fence 5) displays similar characteristics, and has an average grade of 0.68 g/t (0.02 oz/ton) over a 300-foot width, which includes a higher-grade 75-foot section averaging 1.27 g/t (0.04 oz/ton).  Both of these zones were encountered in Fences 1, 3 and 4, and are as wide as, or wider than the zones encountered in the previous fences. Both zones continue to carry additional lower-grade mineralization in their hanging walls.  A new structure located 175 feet south of the Currey Shear Zone in Fence 4 (4.06 g/t  (0.12 oz/ton) over 12 feet) was picked up again in a similar location in Fence 5 (4.03 g/t (0.12 oz/ton) over 12 feet).  This new zone is likely an eastern extension of the Wyoming Vein, another of the many veins mined underground in the area surrounding the Cleary Hill Mine.  All of these wider, bulk tonnage zones compare favourably to the 2006 average mill feed grade of 0.83 g/t for the Fort Knox gold mine (the largest gold mine in Alaska, located less than 5 miles to the south of Golden Summit) and the mine’s remaining proven and probable reserve grade of 0.53 g/t.

The Company recently completed the drilling of Fence 6 to test the Tolovana vein system a further 2,000 feet to the west of Fence 5.  This vein system, exposed in a 15- foot high face excavated by previous mining, returned a 31 g/t (0.90 oz/ton) grab sample from the face. This area is believed to be the westward projection of some of the numerous structures in the Cleary Hill south vein swarm, with the character and appearance of the mineralization strongly suggesting a correlation with the Wackwitz vein that has been traced throughout the previous drilling. Final assays from this fence are pending.

Drilling is currently in progress in the Beistline shaft area, where last year’s trenching and bulk sampling programs returned the highest-grade gold assays to date. During the bulk sampling of approximately 6,000 tons of material from this area in October 2006, high-grade mineralization was seen to extend up to 100 feet into the hanging wall of the main structure.  The principal vein in this area averaged 4 to 18 inches in width and averaged 39.5 g/t (1.15 oz/ton) over a sampled length of 185 feet.  Following the excavation of this vein, 3-foot long vertical channel samples taken from the south wall of the 30-foot wide pit returned 1.6 g/t (0.05 oz/ton), 616.7 g/t (18.0 oz/ton), 4.6 g/t (0.14 oz/ton), and 65.3 g/t (1.90 oz/ton) in consecutive samples located 10 feet apart.  Five-foot long chip channel samples located 10 feet or more into the hanging wall and perpendicular to the strike of the Beistline structure found mineralization grading 25.3 g/t (0.74 oz/ton), 34.3 g/t (1.00 oz/ton), and 31.1 g/t (0.91 oz/ton), while a channel sample located 80 feet south of the structure and 50 feet from the walls of the pit returned 22.3 g/t (0.65 oz/ton) over a 15 foot length perpendicular to the strike of the structures.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the summer of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 5,000-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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